CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price(1)	Amount of registration fee(2)
Medium-Term Notes, Series F, 2.950% Notes, Due 2020	$245,825,000	$17,527.33

(1)	Excludes accrued interest, if any.
(2)

The filing fee of $17,527.33 is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the $70,369.60 remaining of the filing fee previously paid with respect to unsold securities previously registered by Colgate-Palmolive Company pursuant to Registration Statement on Form S-3 No. 333-154923 which was filed on October 31, 2008 is being carried forward, of which $17,527.33 is offset against the filing fees due for this offering and of which $52,842.27 remains available for future filings. No additional filing fee has been paid with respect to this offering.

Pricing Supplement No. 2 dated October 29, 2010 (To Prospectus Supplement and Prospectus dated October 31, 2008)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-154923

Colgate-Palmolive Company

Medium-Term Notes - Fixed Rate

Series F

We are hereby offering to sell Notes having the terms specified below to you with the assistance of the agents listed below, each acting as principal (collectively, the “Agents”) for whom Banc of America Securities LLC, BNP Paribas Securities Corp., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers, at a fixed initial public offering price of 98.330% of the principal amount.

Principal Amount: $250,000,000 Issue Price: 98.330% Interest Rate: 2.950% Stated Maturity Date: November 1, 2020 CUSIP Number: 19416QDR8	Trade Date: October 29, 2010 Original Issue Date: November 3, 2010 Net Proceeds to Colgate: $244,700,000 Agent’s Discount or Commission: $1,125,000

Interest Payment Dates: May 1 and November 1 of each year, commencing on May 1, 2011

Redemption:	The Notes may be redeemed at the option of Colgate prior to the stated maturity date. See “Other Provisions – Optional Redemption” below.
Optional Repayment:	N/A

Currency:

Specified Currency: US Dollars

Minimum Denomination: $1,000

Original Issue Discount: ☐	Yes	☒	No

Total amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form:	☒	Book-entry	☐	Certificated
☒	Other Provisions:
Optional Redemption:

The Notes may be redeemed at our option, at any time in whole or from time to time in part. The redemption price for the Notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the Notes being redeemed on the redemption date; or
•

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined below), as determined by the Reference Treasury Dealer (as defined below), plus 10 basis points;

plus, in each case, accrued and unpaid interest on the Notes to the redemption date.

Notwithstanding the foregoing, installments of interest on the Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed. Once notice of redemption is mailed, the Notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

“Reference Treasury Dealer” means Banc of America Securities LLC, BNP Paribas Securities Corp., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on that date. If less than all of the securities of any series are to be redeemed, the securities to be redeemed shall be selected by the trustee by a method the trustee deems to be fair and appropriate. The Notes will not be entitled to the benefit of any mandatory redemption or sinking fund.

The Agents have severally and not jointly agreed to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names below.

Agents	Principal Amount of Notes
Banc of America Securities LLC	$35,000,000
BNP Paribas Securities Corp.	35,000,000
Citigroup Global Markets Inc.	35,000,000
Deutsche Bank Securities Inc.	35,000,000
J.P. Morgan Securities LLC	35,000,000
Morgan Stanley & Co. Incorporated	35,000,000
HSBC Securities (USA) Inc.	30,000,000
The Williams Capital Group, L.P.	10,000,000
Total	$250,000,000

Use of Proceeds:

The net proceeds from the sale of the Notes will be used by Colgate to retire commercial paper which was issued by Colgate for general corporate purposes.  As of October 28, 2010, Colgate’s outstanding commercial paper had a weighted average interest rate of 0.19% with maturities ranging from 1 day to 26 days.

Legal Matters:

Sidley Austin LLP, New York, New York has acted as counsel for Colgate. Mayer Brown LLP has acted as counsel for the Agents.